

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Via U.S. Mail and Facsimile

Steven Bangert
Chairman and Chief Executive Officer
CoBiz Financial Inc.
821 17th Street
Denver, CO 80202

>   **Re: CoBiz Financial Inc.**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **File No. 001-15955**

Dear Mr. Bangert:

We have reviewed your response letter dated August 26, 2009 and have the following comment. Where indicated, we think you should revise your disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements

12. Fair Value Measurements, page 21

1.   Please refer to your response to comment 4 of our August 12, 2009 letter. It remains unclear to us how you determined that your trust preferred securities meet the criteria of paragraph 24 of SFAS 157, which requires quoted prices (unadjusted) in active markets for identical assets in order for an asset to be classified as Level 1. You state in your response that you consider the number of recent transactions, the bid-ask spreads and the availability of information on the issuing companies, which implies that you are not using an unadjusted, quoted market price at the measurement date. Please tell us and revise future filings to specifically disclose how you determined the market value of these securities at the measurement date.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Lyne Andrich
  (CoBiz Financial Inc.)

  Jeff Kesselman
  (Sherman & Howard)